

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 23, 2008

VIA INTERNATIONAL MAIL AND FAX 011-48-22-842-5098
Mr. Jens Christensen
Chief Financial Officer
Stream Communications Network & Media Inc.
Goraszewska 6 Street
Warsaw, 02-910 Poland

> **Re: Stream Communications Network & Media Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed August 21, 2008**
> **File No. 0-30942**

Dear Mr. Christensen:

    We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2007

Stream's Cable Television Services, page 17

1. Please tell us how you account for the costs of customer/subscriber installations as referred to herein. Refer to your basis under Canadian GAAP and U.S. GAAP.

Critical Accounting Estimates, page 34

Valuation of Long-Lived Assets, page 34
Subscriber base, page 34

2. It does not appear that you tested your long-lived assets and subscriber base for impairment as of December 31, 2007 despite substantial doubt on your ability to continue as a going concern and your continued net losses and cash used in operations. Additionally, it appears that the carrying amount for the subscriber base is derived from its 2006 valuation. Tell us your basis for concluding that the reported values of your capital assets and subscriber base are "reasonable based on current circumstances."

Item 15T - Controls and Procedures, page 50

3. While it appears that you have conducted an evaluation of internal control over financial reporting, it does not appear that you have disclosed your overall conclusion, ie. that your internal controls over financial reporting are not effective, as required by Item 308T(a)(3) of Regulation S-K. Please amend your filing within 10 business days to provide management's conclusion as to the effectiveness of your internal control over financial reporting.

2. Significant accounting policies

(f) Transaction costs, page 65

4. We note that you immediately expense all transaction costs attributable to the acquisition or issue of a financial asset or financial liability under Canadian GAAP. Tell us why you have not presented a reconciling difference in Note 23 under U.S. GAAP and refer to your basis in the U.S. GAAP accounting literature.

22(a) Sale of shares in Stream Poland, page 86

5. We note that you referred to Note 18 for "the approximate impact on the financial position of the Company" of Penta's acquisition of 51% of Stream Poland. It appears that the Penta transaction resulted in the deconsolidation of Stream Poland which is a significant subsidiary. Tell us how you considered whether you should present pro forma financial information under Rule 11-01(a)(4) of Regulation S-X.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief , at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director